March 31, 2010
Via EDGAR and FedEx
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549

Re:	Delek US Holdings, Inc. Form 10-K for the Year Ended December 31, 2008 (Filed March 9, 2009) Definitive Proxy Statement on Schedule 14A (Filed April 3, 2009) File No. 1-32868
Dear Mr. Owings:
We have set forth below the response of Delek US Holdings, Inc. (the “Company”) to the comments contained in your letter to Mr. Mark B. Cox, Executive Vice President and Chief Financial Officer of the Company, dated March 17, 2010, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008 filed on March 9, 2009 and Definitive Proxy Statement on Schedule 14A filed on April 3, 2009. For your convenience, we have repeated the Staff’s comments below before our response.
Definitive Proxy Statement on Schedule 14A
Annual Bonuses, page 16
1. We note your response to comment eight in our letter dated February 16, 2010. Please explain the specific reasons that you awarded Edward Morgan, Frederec Green, Lynwood Gregory and Assaf Ginzburg annual bonuses in 2008 that equaled approximately 25.6%, 24.4%, 17.1%, and 27.8%, respectively, of their base salaries for that year. Also, please explain the services Ezra Uzi Yemin performed for you to award him an annual cash bonus of $400,000 in 2008.
Response:
We have no formula for determining bonuses paid to our named executive officers (“NEOs”) in recognition of service in a given fiscal year (“annual bonuses”) based upon our consolidated net income or other financial metrics. However, our financial performance in the applicable year is usually an important factor in the determination of whether to award annual bonuses to our NEOs and the amounts thereof. In addition, annual bonuses to our NEOs (other than Mr. Yemin) are often, but not always, computed as a percentage of the officer’s base compensation.
Timing of Annual Bonuses
Annual bonuses are typically determined and paid to our NEOs (other than Mr. Yemin) in March at or near the time that the audit of our financial results for the prior fiscal year is completed. Unlike the other NEOs whose annual cash bonuses are paid in the first quarter, annual cash bonuses paid to Mr. Yemin are typically determined and paid in later quarters. As the top ranking executive of a subsidiary of a foreign company, the timing of Mr. Yemin’s bonus is influenced by the compensation practices of our controlling stockholder, Delek Group, Ltd., which pays its executive bonuses after the first quarter. Therefore, the Board evaluates Mr. Yemin’s bonus in a different context than the bonuses awarded to the other NEOs.

United States Securities and Exchange Commission
March 31, 2010

Bonus Paid to Mr. Yemin in September 2008
Insofar as our financial results are considered in the determination of Mr. Yemin’s bonus, the Board places more emphasis on our financial results from the most recently completed fiscal year. However, as a result of the timing of Mr. Yemin’s bonus, subsequent interim financial results may be more relevant to the determination of Mr. Yemin’s bonus than the other NEOs. At the time that the $400,000 bonus was paid to Mr. Yemin in September 2008, we had reported consolidated net income of $96.4 million for fiscal year 2007 and would soon report consolidated net income of $24.4 million for the first nine months of 2008. While the general economic downturn had impacted our financial results in the first two quarters of 2008, a strong third quarter provided optimism that the recession would be short-lived.
Annual Bonuses Paid to Messrs. Ginzburg, Green, Gregory and Morgan in March 2009
By the time the annual bonuses were determined for the other NEOs in March 2009, the economy in general and our operations in particular had changed. The general economic downturn had worsened (both the Dow Jones Industrial Average and the Standard & Poor’s 500 Index declined approximately 40% between September 2008 and March 2009) and our consolidated net income of $26.5 million for 2008 was significantly below the prior two fiscal years. In addition, our petroleum refinery in Tyler, Texas had been idle since an explosion and fire occurred there in November 2008 and would not resume operations until May 2009. The idle refinery, uncertainties surrounding the timing and amount of refinery insurance receipts, the banking industry crisis and the deepening recession caused us to focus on cash preservation during the first half of 2009. As result, the 2008 annual bonuses paid to Messrs. Ginzburg, Green, Gregory and Morgan were less than in prior years and were determined case-by-case rather than as a percentage of base compensation. The disclosure of the annual bonuses as a percentage of base compensation in the proxy statement was made in the spirit of Item 402(e)(1)(iv) of Regulation S-K and was not intended to imply that any given percentage of base compensation factored into the compensation decision. Because Messrs. Ginzburg, Green and Morgan were instrumental in navigating the myriad of debt facility, cash flow, insurance and regulatory issues we faced in the wake of the refinery accident, the 2008 annual bonuses paid to these individuals were higher than the annual bonuses paid to our other officers, including Mr. Gregory.
Conclusion
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please feel free to contact me at (615) 224-1159 or our General Counsel, Kent B. Thomas, at (615) 224-2281. Thank you for your cooperation and attention to this matter.

Sincerely, Delek US Holdings, Inc.
/s/ Mark B. Cox
By: Mark B. Cox
Title:	Executive Vice President / Chief Financial Officer

cc:	Lisa Sellars, Securities and Exchange Commission
Jennifer Thompson, Securities and Exchange Commission
John Fieldsend, Securities and Exchange Commission
Ezra Uzi Yemin, Delek US Holdings, Inc.
Kent B. Thomas, Delek US Holdings, Inc.
Merrill Kraines, Fulbright & Jaworski L.L.P.